

September 10, 2012

<u>Via E-mail</u>
Mr. Juan Ramón Alaix
Chief Executive Officer
Zoetis Inc.
c/o Pfizer Inc.
235 East 42nd Street
New York, NY 10017

> **Re:     Zoetis Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2012**
> **File No. 333-183254**

Dear Mr. Alaix:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

1.  Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2.  Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.  We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

3.  In an appropriate place in your filing, please indicate at which point during this offering Pfizer will exchange Class A common stock for its outstanding debt held by the debt exchange parties.

4. This Form S-1 appears to register the offering of Class A common stock by the debt exchange parties. Please identify the exemption from registration upon which Pfizer will rely with respect to its offering of common stock in exchange for its outstanding debt held by the debt exchange parties. Please also advise us as to the basis for Pfizer's reliance on this exemption.

5. Please revise your disclosure to indicate whether the market information you have obtained from Vetnosis Limited was prepared by Vetnosis on your behalf.

Summary, page 1

6. Please provide additional context for your statement that you have been committed to enhancing the health of animals and bringing solutions to your customers "for more than 60 years," in light of the fact that you were formed as a company by Pfizer in 2012 and have been operating as a business unit of Pfizer immediately prior to the offering. Please also make corresponding changes to the other locations in your disclosure in which you make this statement.

7. Please define "brand lifecycle development" at your first reference to this term.

The underwriting and the debt-for-equity exchange, page 7

8. Please expand this section to provide a full description of the material terms of the indebtedness of Pfizer held by the debt exchange parties.

Risk Factors, page 8

9. Please revise your prospectus summary to briefly describe the expected benefits that you may not achieve as a result of the Separation and Distribution. In this regard, please specifically highlight that you will face significant risks as a standalone public company without many of the resources previously available to you as a private business unit of Pfizer.

10. Please revise your prospectus summary to highlight that Pfizer will beneficially control a majority of the voting power of your outstanding common stock, and as a result, will be able to determine the outcome of future corporate actions including the election of directors.

Conflicts of Interest, page 8

11. Please revise your prospectus summary to highlight the basis for the conflict of interest you are deemed to have under Rule 5121 of the Conduct Rules of FINRA.

12. Please revise your prospectus summary to highlight that you may also face a conflict of interest as a result of the fact that your directors may simultaneously serve as employees of Pfizer.

Risk factors, page 13
"Restrictions and bans on the use of antibiotics used in food-producing animals . . .," page 13

13. You note in this risk factor that antibiotics for livestock have represented a significant portion of your revenues. Please quantify the portion of revenues attributable to antibiotics for livestock as of December 31, 2011 and June 30, 2012.

"An outbreak of infectious disease carried by animals could . . .," page 14

14. Please discuss whether and, if so, how the announced case of BSE in California in 2012 impacted your operating results and financial condition.

"Generic products may be viewed as more cost-effective than our products," page 16

15. Please revise your risk factor to quantify the "substantial portion" of your revenue that is derived from products that are not protected by patents.

"Our business could be affected adversely by labor disputes, strikes . . .," page 17

16. To the extent that you have experienced any problems with your employees such as those described in this risk factor, please revise to describe those problems.

"Loss of our key personnel could disrupt our operations," page 17

17. Please expand this risk factor to name your key employees.

18. It does not appear that you have entered into any employment agreements with your key employees. Please expand this risk factor to disclose this.

"Our R&D relies on evaluations in animals," page 18

19. Please revise your risk factor heading to state the specific risk you face as a result of relying on evaluations of animals in your research and development efforts.

"We may incur substantial costs and receive adverse outcomes . . .," page 20

20. Please expand this risk factor to quantify your insurance coverage.

<u>"We are subject to complex environmental, health and safety laws and regulations," page 21</u>

21. Please expand this risk factor to quantify the liabilities incurred to date under CERCLA and under other federal, state, local and foreign environmental clean-up laws.

<u>"Foreign exchange rate fluctuations and potential currency controls . . .," page 23</u>

22. Please identify the countries in which you do business that impose cash repatriation restrictions and exchange controls.

<u>"We may be unable to successfully manage our online ordering sites," page 25</u>

23.  To the extent that you have experienced any problems with your online business such as those described in this risk factor, please revise to describe those problems.

<u>"We may be unable to adequately protect our customers' privacy . . .," page 26</u>

24. To the extent that you have experienced any problems with customer privacy such as those described in this risk factor, please revise to describe those problems.

<u>"We expect to have substantial indebtedness," page 26</u>

25. Please expand this risk factor to quantify your indebtedness following the offering, and describe the circumstances in which you assumed this indebtedness.  Please also add this additional disclosure to the section "Description of certain indebtedness" in your prospectus.

<u>"The Distribution may not occur," page 28</u>

26. Please briefly describe the conditions that must be met in order for Pfizer to proceed with the Distribution.

<u>"We will be a 'controlled company' within the meaning of . . .," page 30</u>

27. Please expand this risk factor to describe the specific corporate governance requirements with which you may elect not to comply.

<u>"Prior to the completion of the Distribution, certain of our directors may have . . .," page 31</u>

28. Please identify the directors that will retain positions with Pfizer following this offering. In addition, please identify the position that each director holds with Pfizer.

"We will incur significant charges in connection with this offering . . .," page 32
"Following the Separation, we will rely, in part, on the R&D collaboration . . .," page 32

29. Once your transitional services and R&D collaboration and license agreements with Pfizer have been executed, please expand these two risk factors to discuss the material terms of these agreements including duration and any applicable termination provisions.

Unaudited Pro Forma Condensed Combined Financial Statements, page 44

30. Please revise your disclosure to explain how the anticipated financing arrangements are factually supportable.  Please explain how these pro forma adjustments are based on reliable and documented evidence.

31. Please clarify if you have entered into any agreements with Pfizer to provide services to you.  If so please provide pro forma adjustments as needed to reflect the impact of the agreements.

The Separation and Distribution transactions, page 49

32. Please expand your disclosure of the Separation to discuss the state of your intellectual property, manufacturing facilities, research facilities, and employees following the Separation.  Specifically, please describe those assets to be retained by Pfizer and those which you will own.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50
Analysis of the Combined Statements of Operations, page 57
Research and Development Expenses, page 65

33. Please revise your disclosure to provide a break out of research and development expense by research stage and by therapeutic area for each period presented.  If future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please disclose this fact.

Adjusted Net Income, page 69
Reconciliation, page 72

34. Please expand your disclosure to include how the tax effect on each of the adjustments between reported net income attributable to Zoetis and adjusted net income was calculated.  Please refer to Question 102.11 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

Industry, page 84

35. You indicate on page 84 that you hold the number two position in your industry in Western Europe.  In an appropriate place in your filing, please identify the competitor that holds the number one position in Western Europe.

Business, page 90
Manufacturing and Supply Chains, page 104

36. Please expand this section to describe your manufacturing network following the Separation.  This information should also be added to "Properties" on page 109.

37. Please file leases to all material manufacturing sites as exhibits to this registration statement.

Management, page 111
Compensation Discussion and Analysis, page 114
Elements of Pay, page 116

38. On page 116, you discuss the funded pool based on Pfizer's performance on three financial metrics that is used to fund incentive compensation.  Please expand your discussion of this pool to address the following topics:

   - Please discuss the threshold, target, and maximum levels of achievement for each financial performance metric taken into account to determine the pool that funds incentive compensation (i.e. total revenues, adjusted diluted earnings per share, and cash flow from operations) and;
   - Please discuss the achievement of each financial performance metric;
   - Please disclose the total pool for incentive compensation in 2011.

39. We note that Messrs. Alaix and Passov were awarded non-equity incentive plan compensation for the 2011 fiscal year under the Global Performance Plan.  Please expand your disclosure in this section to describe the factors considered by the Compensation Committee in determining the amounts awarded.  Your disclosure should address the following topics, as applicable:

   - The individual and corporate performance objectives applicable to each named executive officer and used to determine their annual cash incentive awards and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative;
   - The threshold, target, and maximum levels of achievement of each performance measure used to determine annual cash incentive awards, if applicable;

- The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of cash incentive bonus to be awarded;
- The evaluation by the Compensation Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them; and
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

2011 grants of plan-based awards table, page 119

40. Please revise the estimated future payouts under non-equity incentive plan awards column of your grants of plan-based awards table to reflect the payouts that Messrs. Alaix and Passov would have received based upon threshold, target, and maximum achievement under the Global Performance Plan in 2011.

41. Please file the following as exhibits to your registration statement:

- The 2004 Pfizer Stock Plan;
- The Senior Leadership Council Separation Plan;
- The Pfizer Retirement Plan; and
- The Supplemental Retirement Plan.

Principal and Selling Stockholder, page 127

42. Please identify each of the debt exchange parties and indicate the underwriters with which they are affiliated.

Certain Relationships and Related Party Transactions, page 128

43. We note your exhibit index does not indicate that you will file your manufacturing and supply agreements, your intellectual property license agreements, and the Brazil agreements with Pfizer as exhibits to your registration statement. Please confirm that you will file any such agreements as exhibits to the registration statement once they have been executed.

44. Please expand your disclosure of each agreement described in this section to discuss the term and termination provisions.

45. Please expand your disclosure of the Research and Development Collaboration and License Agreement to discuss all payment provisions, such as upfront payments, royalties and milestones, and the rights of each party regarding any products developed using the intellectual property that is the subject of this agreement.

46. Please expand your disclosure regarding the manufacturing and supply agreements to discuss which material manufacturing sites will be transferred to you and which sites will be retained by Pfizer.

## Underwriting, page 146

47. Please file the debt-for-equity exchange agreement described on page 149 as an exhibit to your registration statement once it is executed.

48. Please identify Pfizer as an underwriter in this offering or advise us as to why you do not believe Pfizer is required to be identified as an underwriter.

49. Please identify each of the debt exchange parties as underwriters in this offering or advise us as to why you do not believe each of the exchange parties is required to be identified as an underwriter.

## Conflicts of Interest, page 150

50. We note your statement regarding the existence of a conflict of interest under Rule 5121 of the FINRA Conduct Rules with regard the receipt of proceeds from the offering by debt exchange parties affiliated with underwriters. As such, it appears that you are subject to FINRA rules requiring the participation of a Qualified Independent Underwriter who would be involved in the underwriters' due diligence process. Please disclose, if applicable, that FINRA rules will require the participation of such person, the reasons therefore, who has been designated as such and what their role is in the offering. Please also consider an offering-related risk factor explaining the potential risk to purchasers.

## Combined Balance Sheets, page F-5

51. Please disclose all items included in other current liabilities that exceed five percent of total liabilities separately, either on the face of the statement or in the notes to the financial statements.

## Notes to Combined Financial Statements
## 2. Basis of Presentation

52. Please revise your disclosure to state, if true, that the allocations are only based on proportional allocation methods when the specific identification basis is not practicable.

53. Your disclosure states that the proportional allocation method used depends on the nature of the services. For the $268 million that was allocated to selling, general and administrative expenses for enabling functions in 2011, please revise your disclosure to clarify the specific methods used to allocate the most significant support functions included in the $268 million.

4. Acquisitions, Divestitures and Certain Investments
E. Certain Investments
Formation of Jilin Pfizer Guoyuan Animal Health Co., Ltd., page F-22

54. Please revise your disclosure to include your methodology for determining that you were the primary beneficiary of Jilin. Please include the significant judgments and assumptions made. Refer to ASC 810-10-50-12.

7. Tax Matters
A. Taxes on Income
Tax Rate Reconciliation, page F-27

55. For the reconciling item, 'Taxation of non-U.S. operations', footnote (b) states that the jurisdictional location of earnings is a significant component of the effective tax rate each year as tax rates outside the U.S. are generally lower than the U.S. statutory income tax rate. You also state at the end of footnote (b) that in all periods presented, the reduction in the effective tax rate resulting from the jurisdictional locations of earnings is largely due to manufacturing incentives associated with your manufacturing operations in Singapore. Please revise your disclosure to quantify and explain the factors that resulted in an increase to the effective tax rate from taxation of non-U.S. operations for each period presented.

15. Commitments and Contingencies
C. Purchase Commitments, page F-45

56. Please disclose the amount of the potential milestone payments separately and clarify the key events that might obligate you to make these payments.

16. Segment, Geographic and Revenue Information, page F-45

57. Please revise your disclosure to include a break out of your revenues by each of the five major product categories in accordance with ASC 280-10-50-40.

Unaudited Condensed Combined Financial Statements of Zoetis Inc., page F-51

58. Please provide updated interim financial statements as well as updated disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551- 3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.


Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director


cc:     Stacy J. Kanter, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036